Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The following was posted on “Jeff’s Journal” in the Continental Airlines intranet web site on May 19, 2010:
CO/UA Merger: What Happens Next?
I’ve enjoyed meeting with several thousand of you since we announced our plan to merge with United. I’ve gotten a lot of questions, and we are doing our best to get answers to you in a timely manner. One thing that just about all of you want to know about is “what happens next?”
The next step is that Glenn Tilton and I will lead a merger integration planning team that will review information and make decisions about how to best combine the two airlines. This team will function between now and the closing of the merger, which we expect to occur later this year. The employee bulletin [LINK] we put out on this topic today explains more about the structure we’ll use for this planning process.
While many co-workers will be asked to contribute to the integration planning process, you shouldn’t be concerned if you aren’t directly involved. We still need to run an outstanding airline, and that job is vitally important. Some of our integration planning teams, such as those tasked with figuring out pass travel and uniforms, will reach out for co-worker input, and we will communicate how you can help out later. We intend to make this process collaborative and to access the wisdom and experience of many of our co-workers.
Looking ahead, after the legal merger, we will begin the important process of integrating the two carriers into a single operating entity. This process, which is known as the operational merger, should be complete by the first half of 2012. Some of the major milestones that will happen between now and when we start operating as a single airline are shown on the timeline below.

The following employee bulletin was first distributed to employees on May 19, 2010:
May 19, 2010
EMPLOYEE BULLETIN NO. 11
CO AND UA ESTABLISH STRUCTURE FOR MERGER INTEGRATION PLANNING
     CO and UA have agreed on the structure and named the leadership for the merger integration planning team, which will oversee the integration planning process. The integration planning process will last through the closing of the merger, which is expected to occur later this year. Following the closing of the merger, the important integration implementation process will begin, as we work together to combine the two carriers into a single operating entity.
     A six-member steering committee will oversee the process and make key decisions. The members of the steering committee from CO are Jeff, EVP and CFO Zane Rowe and EVP and Chief Marketing Officer Jim Compton, and the members from UA are Glenn Tilton, EVP and CFO Kathryn Mikells, and EVP and Chief Administrative Officer Pete McDonald. Pete McDonald and Lori Gobillot, CO’s staff VP and assistant general counsel, will oversee the integration management office (or IMO), which will develop and manage the integration process and report to the steering committee. Under the IMO, there will be five major groups representing broad functional areas of the business (commercial, operations, corporate and other, IT & systems integration and single operating certificate planning), each led by a CO representative and a UA representative, with numerous functional subgroups under each major group. It will take some time to form and begin to manage the teams that will participate in each subgroup.
     Now that the structure is in place, it will take some time to develop the detailed process and commence the integration planning work. Once the functional group teams begin their work, we will communicate about ways that co-workers can provide meaningful input to those teams.
     “The merger integration planning will require a detailed and very organized examination of how our businesses will best fit together,” Jeff said. “Now that we have a planning structure in place, we will begin to work together with our colleagues from United to review the many issues and make the planning decisions that will help us create the world’s leading airline. This will be a long and complex process, with many of our and United’s co-workers dedicating substantial time to it. We will keep you informed as we move forward.”
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